                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                                BIOENVISION, INC.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   09059N 10 0
                                 (CUSIP Number)


                               Steven H. Rouhandeh
                            SCO Capital Partners LLC
                     1285 Avenue of the Americas, 35th Floor
                            New York, New York 10019
                                 (212) 554-4158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 14, 2004
              (Date of Event Which Requires Filing This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                                  (Page 1 of 8)

-------- -------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SCO Capital Partners LLC

-------- -------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [_]
                                                                                                          (b) [X]

-------- -------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO

-------- -------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                 [_]

-------- -------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------- ----- --------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                  7,270,038
         SHARES
      BENEFICIALLY        ----- --------------------------------------------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER                300,000
          EACH
       REPORTING          ----- --------------------------------------------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER             7,270,038

                          ----- --------------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER           300,000

-------- -------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,570,038

-------- -------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                      [_]

-------- -------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.6%

-------- -------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         PN
-------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------- -------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SCO Securities LLC

-------- -------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [_]
                                                                                                          (b) [X]

-------- -------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------- -------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO

-------- -------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                 [_]


-------- -------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

------------------------- ----- --------------------------------------------------------------------------------------
       NUMBER OF           7.   SOLE VOTING POWER                   7,270,038
         SHARES
      BENEFICIALLY        ----- --------------------------------------------------------------------------------------
        OWNED BY           8.   SHARED VOTING POWER                 300,000
          EACH
       REPORTING          ----- --------------------------------------------------------------------------------------
      PERSON WITH          9.   SOLE DISPOSITIVE POWER              7,270,038

                          ----- --------------------------------------------------------------------------------------
                          10.   SHARED DISPOSITIVE POWER            300,000

-------- -------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,570,038

-------- -------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                      [_]

-------- -------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.6%

-------- -------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         BD
-------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


-------- -------------------------------------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Steven H. Rouhandeh

-------- -------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [_]
                                                                                                          (b) [X]

-------- -------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY


-------- -------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO

-------- -------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                 [_]

-------- -------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

------------------------- ------ --------------------------------------------------------------------------------------
       NUMBER OF           7.    SOLE VOTING POWER                  7,270,038
         SHARES
      BENEFICIALLY        ------ --------------------------------------------------------------------------------------
        OWNED BY           8.    SHARED VOTING POWER                 300,000
          EACH
       REPORTING          ------ --------------------------------------------------------------------------------------
      PERSON WITH          9.    SOLE DISPOSITIVE POWER              7,270,038

                          ------ --------------------------------------------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER            300,000

-------- -------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,570,038

-------- -------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                                                      [_]

-------- -------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.6%

-------- -------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
-------- -------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D ("Schedule 13D") is being filed to amend the Schedule 13D filed on April 4, 2003 with respect to the common stock, par value $.001 per share (the "Common Stock") of Bioenvision, Inc., a Delaware corporation ("Bioenvision" or the "Company"). The principal executive offices of the Company are located at 509 Madison Avenue, Suite 404, New York, New York 10022.

This Schedule 13D, as amended, is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act").

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by (i) Steven H. Rouhandeh ("Rouhandeh"), (ii) SCO Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware ("SCO"), and (iii) SCO Securities LLC, a limited liability company organized under the laws of the State of Delaware ("SCO Securities"). Rouhandeh, SCO and SCO Securities are collectively referred to herein as the "Reporting Persons."

(b) The Reporting Persons' business address is 1285 Avenue of the Americas, 35th Floor, New York, New York 10019.

(c) The principal business of Rouhandeh is to serve as the Chairman and sole member of SCO and sole member of the entity that serves as sole member of SCO Securities. The principal business of SCO is to invest in biotechnology companies. The principal business of SCO Securities is to provide certain broker-dealer services to biotechnology companies.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Rouhandeh is a United States citizen. SCO and SCO Securities are each a limited liability company organized under the laws of the State of Delaware.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 14, 2004 and on March 22, 2004, upon closings of private placement financings pursuant to which SCO Securities acted as placement agent, Bioenvision issued to SCO Securities warrants to purchase an aggregate of 170,092 shares of Common Stock at an exercise price of $6.25 per share, subject to certain anti-dilution adjustments. The warrants expire five years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.

On May 8, 2002, Bioenvision consummated a private placement transaction pursuant to which Bioenvision raised $17.75 million in equity financing. SCO Securities acted as Bioenvision's financial advisor in connection with this equity offering. As consideration for services rendered, SCO received a warrant to purchase 688,333 shares of Common Stock at an exercise price of $1.50 per share. The warrants expire five years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act

On February 1, 2002, Bioenvision issued an aggregate of 7,000,000 shares of Common Stock to the former stockholders of Pathagon, Inc., in connection with the consummation of a merger transaction. Of this amount, SCO received 5,121,613 shares of Common Stock as consideration in the merger transaction. The issuance of these shares was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.

On November 16, 2001, Bioenvision and SCO entered into a revolving credit facility pursuant to which Bioenvision could borrow up to $1 million from SCO. In connection with this revolving credit facility, Bioenvision issued (i) to SCO a warrants to purchase 1,200,000 shares of Common Stock at an exercise price of $1.25 per share, subject to certain anti-dilution adjustments, and (ii) to each of the Sophie C. Rouhandeh Trust (the "SR Trust") and Chloe H. Rouhandeh Trust (the "CR Trust" and, together with the SR Trust, the "Trusts"), with respect to both of which Rouhandeh, Chairman of SCO, serves as a trustee, a warrant to purchase 150,000 shares of Common Stock at an exercise price of $1.25 per share, subject to certain anti-dilution adjustments. All of the foregoing warrants expire five years from the date of issuance. The issuance of these warrants was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act. As a trustee of the Trusts, Rouhandeh has shared voting power and shared investment power with respect to these shares, but disclaims any beneficial ownership thereof.

On November 16, 2001, Bioenvision entered into an engagement letter with SCO Securities pursuant to which SCO Securities acted as Bioenvision's financial advisor. In connection with this engagement letter and services rendered pursuant thereto, Bioenvision issued to SCO Securities LLC, an affiliate of SCO, a warrant to purchase 90,000 shares of Common Stock at an exercise price of $1.25 per share, subject to certain anti-dilution adjustments. The warrant expires five years from the date of issuance. The issuance of this warrant was exempt from registration under Regulation D promulgated under the Securities Act or Section 4(2) of the Securities Act.

ITEM 4.  PURPOSE OF TRANSACTION.

Each of the Reporting Persons purchased their shares of Common Stock and warrants to purchase Common Stock for investment purposes. Each of the Reporting Persons may acquire additional shares of Common Stock from time to time, in open market purchases, negotiated transactions or otherwise, and may sell any or all of such shares of Common Stock at any time.

Other than as set forth in the preceding paragraph of this Item 4, each of the Reporting Persons does not have any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Item 4 of Schedule 13D, namely: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof, (i) each of the two Trusts owns a warrant to purchase 150,000 shares of Common Stock, (ii) SCO owns 5,121,613 shares of Common Stock, and warrants to purchase an aggregate of 1,888,333 shares of Common Stock, and
(iii) SCO Securities owns warrants to purchase 260,092 shares of Common Stock. These securities in the aggregate represent beneficial ownership of 26.6% of the outstanding Common Stock of Bioenvision as of May 14, 2004 (as set forth in its Form 10-Q filed on May 17, 2004). In his capacity as Chairman and sole member of SCO and as sole member of the entity that serves as sole member of SCO Securities, Rouhandeh may be deemed beneficially to own the 5,121,613 shares of Common Stock and warrants to purchase 2,148,425 shares of Common Stock owned directly by SCO or SCO Securities.

(b) As a trustee of each Trust, Rouhandeh has shared power with his brother and spouse to vote 300,000 shares of Common Stock upon conversion of the warrants held by each of the Trusts. Rouhandeh, in his capacity as Chairman and sole member of SCO, and in his capacity as sole member of the entity that serves as sole member of SCO Securities, has the sole power to direct the vote and disposition of the 5,121,613 shares of Common Stock owned by SCO or SCO Securities and, upon conversion of warrants, Rouhandeh has the sole power to direct the vote and disposition of an additional 2,148,425 shares of Common Stock underlying warrants owned by SCO or SCO Securities. SCO and SCO Securities disclaim beneficial ownership of the warrants held by the Trusts.

(c) Reference is made to the Reporting Persons' responses to Item 3.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Reporting Persons' responses to Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2004

                                       SCO CAPITAL PARTNERS LLC


                                       By: /s/ Steven H. Rouhandeh
                                           --------------------------------
                                           Steven H. Rouhandeh
                                           Chairman


                                       SCO SECURITIES LLC


                                       By: /s/ Steven H. Rouhandeh
                                           --------------------------------
                                           Steven H. Rouhandeh
                                           Chairman




                                       /s/ Steven H. Rouhandeh
                                       ------------------------------------
                                         Steven H. Rouhandeh